Contact

www.linkedin.com/in/
katemillerspencer (LinkedIn)
www.cherrybombe.com (Company)

Top Skills

Entrepreneurship

Business Management

Sales & Marketing Leadership

Kate Miller Spencer

Chief Executive Officer at Cherry Bombe

United States

Summary

After 20+ years in food media at brands including Bon Appétit, Food & Wine, and Eater, and after 6 years in a sales & advisory capacity for Cherry Bombe, I became the brand's first CEO in 2022. Cherry Bombe is a mission-driven media company celebrating women and culinary creatives through channels including Cherry Bombe Magazine, the Cherry Bombe Podcast Network, and the Jubilee event conferences. Our powerful and influential community, affectionately known as the Bombesquad, is leading the conversation in the food, beverage, and hospitality worlds.

I've been an entrepreneur throughout my career. The rep firm I founded, Miller Media, represented New York Media through the Vox Media merger at which point I went in-house with Vox Media as Head of Industry overseeing the sales team focused on CPG/Food & Beverage and Luxury, Fashion, Beauty, and Retail. Vox Media includes the award-winning New York Magazine and best-in-class sites (Vulture, The Cut, The Verge, Strategist, Eater, Thrillist). Miller Media also represented the former America Express Publishing brands (Food & Wine, Travel + Leisure, Departures) from 1995 through the launch of the digital sites and the Time Inc acquisition in 2013.

Experience

Cherry Bombe

9 years 2 months

Chief Executive Officer

July 2022 - Present (2 years 10 months)

Advisory Board

December 2019 - July 2022 (2 years 8 months)

Cherry Bombe is a media & events company celebrating women in food. With multi-channel products across podcasts, events including the iconic

annual Jubilee conference, social, newsletter, membership, and a celebrated magazine, Cherry Bombe celebrates women and food - those who grow it, make it, serve it, style it, enjoy it and everything in between.

Head of Marketing & Brand Partnerships
March 2016 - December 2019 (3 years 10 months)

COOKGIRL
Foundation President
December 2014 - December 2022 (8 years 1 month)

With an eye to the future and desire to pursue a personal passion, CookGirl launched in January 2015, promoting female chefs and culinary artisans through the CookGirl Foundation.

Vox Media, LLC.
Head of Industry - CPG|Food & Beverage & Luxury|Fashion, Beauty, Retail
December 2019 - July 2022 (2 years 8 months)

Head of Industry overseeing the sales team for CPG with a focus on Food, Beverage, Spirits and Luxury with a focus on Retail, Fashion, Beauty.

Miller Media Sales, Inc.
CEO/Founder
January 1997 - December 2021 (25 years)
Greater Chicago Area

With a decade of experience as a top-tier sales professional across New York, Los Angeles (Details), and Chicago (Bon Appetit) for media giants Condé Nast and Wenner Media, I embarked on a transformative journey in 1997 by founding my own rep firm. Securing prestigious contracts with American Express Publishing, I championed iconic brands like FOOD & WINE, TRAVEL + LEISURE, and DEPARTURES while spearheading the launch of Dennis Publishing in the US, introducing titles such as MAXIM, STUFF, The Week, and Blender.

Over 25 dynamic years in the rep business, I led a formidable team of up to 20 across a 17-state territory. Under my leadership, Miller Media not only launched and revitalized brands but also pioneered digital platforms for heritage brands, driving substantial revenue growth. Acting as the corporate sales hub for synergistic cross-platform and cross-brand programs, we generated over $30 million in revenue.

In 2004, Dennis Publishing titles transitioned in-house after achieving a territory revenue peak of $23 million. By November 2014, Miller Media resigned from Time Inc.(now Dot Dash) to seize burgeoning opportunities in digital and event marketing. This led to the creation of COOKGIRL in January 2015, my personal mission to shine a light on women in the culinary world.

In 2016, Miller Media began managing advertising sales for Cherry Bombe, Inc., and representing New York Media (Vulture, NYMag, The Cut, Strategist) until its acquisition by Vox Media in 2019. This milestone led to my recruitment as Head of Industry at Vox Media, where I led a stellar sales team through the uncertainty of the pandemic. I returned to Cherry Bombe as CEO in July 2022.

Condé Nast
Midwest Manager | Bon Appétit
April 1995 - January 1997 (1 year 10 months)
Chicago

Wenner Media
West Coast Manager
April 1993 - April 1995 (2 years 1 month)
Los Angeles, California, United States

Condé Nast
California Manager | Details
April 1991 - April 1993 (2 years 1 month)
Los Angeles, California, United States

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Education

University of Southern California
Business Management, Business Administration and Management, General

Northwestern University
Bachelor of Arts - BA, American Studies, with Honors